SCHEDULE 13G



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           TRICO MARINE SERVICES, INC.
                                 Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    896106200
                                 (CUSIP Number)

                                DECEMBER 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                             Page 1 of 6 Pages

                                                            PAGE 2 OF 6 PAGES


1            Name of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

                      LOUIS M. BACON

2            Check the Appropriate Box if a Member of a Group (See Instructions)

                                                          a.  [ ]

                                                          b.  [X]
3            SEC Use Only
4            Citizenship or Place of Organization

                      UNITED STATES
                                          5          Sole Voting Power
         Number of
           Shares                                              0
        Beneficially                      6          Shared Voting Power
          Owned By
            Each                                               0
         Reporting                        7          Sole Dispositive Power
           Person
            With                                               0
                                          8          Shared Dispositive Power

                                                               0


9            Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       0

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                     [ ]

11           Percent of Class Represented By Amount in Row (9)

                                   0.0%

12           Type of Reporting Person (See Instructions)

                                  IN; IA

                                                            PAGE 3 OF 6 PAGES


1            Name of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

                      MOORE CAPITAL MANAGEMENT, LLC

2            Check the Appropriate Box if a Member of a Group (See Instructions)

                                                          a.  [ ]

                                                          b.  [X]
3            SEC Use Only
4            Citizenship or Place of Organization

                      NEW YORK
                                          5          Sole Voting Power
         Number of
           Shares                                              0
        Beneficially                      6          Shared Voting Power
          Owned By
            Each                                               0
         Reporting                        7          Sole Dispositive Power
           Person
            With                                               0
                                          8          Shared Dispositive Power

                                                               0


9            Aggregate Amount of Beneficially Owned by Each Reporting Person

                                 0

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                 [ ]

11           Percent of Class Represented By Amount in Row (9)

                                 0.0%

12           Type of Reporting Person (See Instructions)

                                 00; IA

                                                            PAGE 4 OF 6 PAGES


ITEM 1(a)         NAME OF ISSUER:

                  Trico Marine Services, Inc. (the "Issuer").

ITEM 1(b)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2401 Fountainview, Suite 920, Houston, Texas 77057

ITEM 2(a)         NAME OF PERSON FILING:

     This statement is being filed (1) by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as chairman, chief executive officer and director of Moore Capital Management, LLC, a New York limited liability company ("MCM"), and (2) by MCM. MCM serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the "Fund"). This statement relates to Shares (as defined below) held for the account of the Fund. Each of Mr. Bacon and MCM, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Fund.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business office of each of Mr. Bacon and MCM is located at 1251 Avenue of the Americas, New York, New York 10020.

ITEM 2(c)         CITIZENSHIP:

                  i)       Mr. Bacon is a United States citizen; and

                  ii)      MCM is a New York limited liability company.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share (the "Shares").

ITEM 2(e)         CUSIP NUMBER:

                  896106200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(a)         AMOUNT BENEFICIALLY OWNED:

                  As of the date hereof, each of Mr. Bacon and MCM may no longer be deemed to be the beneficial owner of any Shares.

ITEM 4(b)         PERCENT OF CLASS:

                  As of the date hereof, each of Mr. Bacon and MCM may be deemed to be the beneficial owner of 0.0% of the total number of Shares outstanding.

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                                                            PAGE 5 OF 6 PAGES


ITEM 4(c)         NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

MR. BACON
---------

(i)      Sole power to vote or to direct the vote:                                  0

(ii)     Shared power to vote or to direct the vote:                                0

(iii)    Sole power to dispose or to direct the disposition of:                     0

(iv)     Shared power to dispose or to direct the disposition of:                   0

MCM
---

(i)      Sole power to vote or to direct the vote:                                  0

(ii)     Shared power to vote or to direct the vote:                                0

(iii)    Sole power to dispose or to direct the disposition of:                     0

(iv)     Shared power to dispose or to direct the disposition of:                   0



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

     The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their respective ownership interests in the Fund.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

     By signing below, each of Mr. Bacon and MCM certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            PAGE 6 OF 6 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February  6, 2006            LOUIS M. BACON



                                    By: /s/ Kevin F. Shannon
                                        ----------------------------------
                                        Name:  Kevin F. Shannon
                                        Title: Attorney-in-Fact


Date:  February  6, 2006            MOORE CAPITAL MANAGEMENT, LLC

                                    By: Louis M. Bacon
                                        Chairman and Chief Executive Officer


                                    By: /s/ Kevin F. Shannon
                                        ----------------------------------
                                        Name:  Kevin F. Shannon
                                        Title: Attorney-in-Fact